SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           December 31, 2007
                           ---------------------------------------------------

                                       OR

[  ] TRANSITION  REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE
     ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                        Commission File Number 000-31957

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  First Federal of Northern Michigan Employees'
                    Savings & Profit Sharing Plan and Trust

     B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                First Federal of Northern Michigan Bancorp, Inc.
                              100 S. Second Avenue
                             Alpena, Michigan 49707

                                FIRST FEDERAL OF
                                NORTHERN MICHIGAN
                             EMPLOYEES' SAVINGS AND
                               PROFIT SHARING PLAN

                              Financial Statements
                      As of December 31, 2007 and 2006 and
                      for the year Ended December 31, 2007





















                           STRALEY, ILSLEY & LAMP P.C.

                                                        INDEX



                                                                           Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                     1

FINANCIAL STATEMENTS

  Statements of Net Assets Available for Benefits                           2

  Statement of Changes in Net Assets Available for Benefits                 3

  Notes to Financial Statements                                             4

SUPPLEMENTAL SCHEDULES

  Schedule H, Line 4i - Schedule of Assets (Held at End of Year)           11

  Schedule H, Line 4j - Schedule of Reportable Transactions                12

SIGNATURE OF PLAN TRUSTEE                                                  13



Note: In accordance with the instructions to Form 11-K, "plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA." The First Federal of Northern Michigan Employees' Savings and Profit Sharing Plan ("the Plan") is subject to ERISA. The aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

                    [Straley, Ilsley & Lamp, P.C. Letterhead]

                        REPORT OF INDEPENDENT REGISTERED
                             PUBLIC ACCOUNTING FIRM



To the Participants, the Executive Committee and the Trustees of First Federal of Northern Michigan Employees'
Savings and Profit Sharing Plan
Alpena, Michigan

We have audited the accompanying statements of net assets available for benefits of the First Federal of Northern Michigan Employees' Savings and Profit Sharing Plan ("the Plan"), as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of the internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) and reportable transactions as of December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information as required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the 2007 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 2007 financial statements as a whole.

/s/ Straley, Ilsley & Lamp, P.C.

June 17, 2008

                       FIRST FEDERAL OF NORTHERN MICHIGAN
                   EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

                 Statements of Net Assets Available For Benefits

                                                                                          December 31,
                                                                           --------------------------------------------
Assets                                                                            2007                    2006
                                                                           -------------------    ---------------------
Investments, at fair value (Notes 2 and 4)
   Cash                                                                     $       18,859          $             -
   Pooled separate accounts                                                      1,521,689                1,068,596
   Common stock (employer)                                                         321,381                  369,538
   Common collective trust                                                         253,941                  261,981
   Participant loans                                                                95,818                   93,869
                                                                           -------------------    ---------------------
                                                                                 2,211,688                1,793,984
Receivables
   Employer's profit sharing contribution                                          119,882                  124,926
                                                                           -------------------    ---------------------
Total assets                                                                     2,331,570                1,918,910

Liabilities                                                                              -                        -
                                                                           -------------------    ---------------------

Net assets available for benefits at fair value                                  2,331,570                1,918,910
Adjustments from fair value to contract value for
   fully benefit-responsive investment contracts (Note 4)                            1,649                    4,158
                                                                           -------------------    ---------------------

Net assets available for benefits                                           $    2,333,219         $      1,923,068
                                                                           ===================    =====================

               See accompanying notes to the financial statements

                       FIRST FEDERAL OF NORTHERN MICHIGAN
                   EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

            Statement of Changes in Net Assets Available for Benefits



Additions                                                                                 Year Ended
Additions in net assets attributed to:                                                December 31, 2007
                                                                            ------------------------------------
   Investment income:
      Net appreciation in fair value of investments (Note 3)                            $     64,254
      Dividend and interest income                                                            17,835
                                                                                       ---------------
                                                                                              82,089
                                                                                       ---------------
   Contributions:
      Participants'
         Salary deferral                                                                     244,079
         Rollovers                                                                            23,104
      Employer's
         Matching                                                                             80,633
         Profit sharing                                                                      119,882
                                                                                       ---------------
                                                                                             467,698
                                                                                       ---------------
Total additions                                                                             549,787
                                                                                       ---------------
Deductions
Deductions from net assets attributed to:
   Benefits paid to participants                                                            123,448
   Administration expenses                                                                   16,188
                                                                                       ---------------
Total deductions                                                                            139,636
                                                                                       ---------------

Net increase during the year                                                                410,151
Net assets available for benefits
Beginning of the year                                                                     1,923,068
                                                                                       ---------------
End of the year                                                                          $2,333,219
                                                                                       ===============

               See accompanying notes to the financial statements

                       FIRST FEDERAL OF NORTHERN MICHIGAN
                   EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    NOTE 1 -- DESCRIPTION OF THE PLAN

     The following description of the First Federal of Northern Michigan ("the Company") Employees' Savings and Profit Sharing Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General. The Plan Sponsor established the Plan effective July 1, 1996. The Plan has since been amended and was restated effective February 1, 2005 to allow common stock of the Company as an investment option within the plan and to become a single-employer plan. The Plan is a defined contribution plan covering all full-time employees of the Company who have completed six months of eligibility service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income and Security Act of 1974 (ERISA).

     Contributions. Each year, participants may contribute up to 25% of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contributions plans. The Company makes matching contributions in an amount equal to 100% of the employees' elective deferral contributions which are not over 2% of compensation, plus 50% of the employees' elective deferral contributions which are over 2% of compensation but are not over 4% of compensation. Additional profit sharing amounts may be contributed at the option of the Company's Board of Directors and invested in a portfolio of investments as directed by participants. The Company made elective profit sharing contributions of $119,882 and $124,926 for the Plan periods ending December 31, 2007 and 2006, respectively.

     Participant Accounts. Each participant's account is credited with the participant's contributions and allocations of (a) the Company's matching and profit sharing contributions, and (b) Plan earnings. Allocations are based on participant earnings, contributions or account balances, as defined. The benefit to which a participant is entitled is the aggregate of the participants' deferrals and rollovers and the vested portion of employer contributions. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

     Vesting. Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after five years of credited service.

     Participant Loans. Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) $50,000 or (b) one-half of the participant's vested balance, reduced by any outstanding loan balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at rates ranging from 5.00% to 9.25%, which are commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

     Payment of Benefits. Upon termination of service due to retirement, disability or death, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments according to Internal Revenue Code
     Section 401(a)(9). For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

                       FIRST FEDERAL OF NORTHERN MICHIGAN
                   EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    NOTE 1 -- DESCRIPTION OF THE PLAN (Continued)

     Expenses. Plan administration expenses incurred in 2007 were paid by the Plan. Expenses incurred in connection with the purchase or sale of securities are charged against the participants' account that are involved in such transactions. Legal, accounting and certain other administration fees were paid by the Company.

    NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

     Investment Valuation and Recognition. The Plan's investments are stated at fair value. Participation units in pooled separate accounts and a common collective trust are valued at fair value, which represents the estimated fair value of the underlying securities held by the fund. First Federal of Northern Michigan Bancorp, Inc. common stock is traded on a national exchange and is valued at the last sales price on the date of valuation. Participant loans are stated at cost which approximates fair value. Purchases and sale of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Estimates. The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires the Plan administrator to make estimates that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

     Forfeited Accounts. Forfeited non-vested account balances are used to either offset Plan administrative expenses or reduce employer matching contributions. Forfeitures of terminated non-vested account balances were $10,431 and $0 for the periods ended December 31, 2007 and 2006, respectively. The 2007 forfeitures plus earnings of $53 were used to offset employer contributions in the amount of $7,500 and to cover plan administrative expenses in the amount of $2,984.

     Risks and Uncertainties. The Plan invests in pooled separate accounts, a common collective trust and employer common stock. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect participant's account balances and the amounts reported in the statement of net assets available for benefits and participants' individual account balances.

     Payment of Benefits.  Benefits are recorded when paid.

     New Accounting Pronouncements. In September 2007, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 established a single authoritative definition of fair value, and sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management does not believe the adoption of SFAS 157 will have a material impact on the Plan's financial statements.

                       FIRST FEDERAL OF NORTHERN MICHIGAN
                   EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


    NOTE 3 -- INVESTMENTS

     The following presents investments that represent five percent or more of the Plan's net assets:

                                                                          2007                          2006
                                                          --------------------------    ---------------------------
    Investment                                            Shares/Units        Value     Shares/Units        Value
    ----------                                            ------------     ---------    ------------    -----------

    Principal International Emerging Markets                    3,624      $  212,614             -       $      -
    Principal Lifetime 2020 Fund                                9,574         154,754             -              -
    Principal Disciplined Large Cap Blend Fund                 12,631         230,161          11,878      203,891
    Principal Mid-Cap Stock Index Fund                          6,565         141,316           6,269      126,242
    First Federal of Northern Michigan Bancorp, Inc. Stock     42,441         321,381          39,137      369,538
    Principal Stable Value Fund                                15,468         253,941          16,784      261,981
    Principal Large Company Growth Fund                         8,379         225,700           7,341      161,896


     During 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $ 64,254, as follows:

                    Pooled separate accounts                  $   121,055
                    Common collective trusts                       11,016
                    Common stock                                  (67,817)
                                                             -------------
                                                                 $ 64,254

    NOTE 4 -- COMMON COLLECTIVE TRUSTS

     As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Financial Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution plans.

     As described in the FSP, fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in an investment contract through participation in the Principal Stable Value Fund, which is a common collective trust fund. As required by the FSP, investments in the accompanying statements of net assets available for benefits presents the fair value of the Principal Stable Value Fund as well as the adjustment of the portion of the Principal Stable Value Fund related to fully benefit-responsive investment contracts from fair value to contract value.

                       FIRST FEDERAL OF NORTHERN MICHIGAN
                   EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


    NOTE 4 -- COMMON COLLECTIVE TRUSTS (Continued)

     All investment contracts and fixed income securities held in the common collective trust must satisfy the credit standards of the Principal Financial Group.

     The fair value of the investment contract at December 31, 2007 and 2006 was $253,941 and $261,981, respectively. The average yield and crediting interest rates were approximately 4.94% and 5.16% for 2007 and 5.30% and 4.72% for 2006. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed quarterly.

     Certain events, such as premature termination of the contract by the Plan or the termination of the Plan, would limit the Plan's ability to transact at contract value. The Plan administrator believes the occurrence of such events that would limit the Plan's ability to transact at contract value with the Plan's participants is not probable.

    NOTE 5 -- RELATED PARTY TRANSACTIONS

     Certain Plan investments are managed by The Principal Life Insurance Company, which is a member company of the Principal Financial Group. In addition, trust services are performed by the Principal Trust Company, which is also a member of the Principal Financial Group. Transactions between these companies qualify as party-in-interest transactions. Fees paid by the Plan for professional services amounted to $16,188 and $3,952 for the periods ended December 31, 2007 and 2006, respectively.

     The 42,441 and 39,137 shares of First Federal of Northern Michigan Bancorp, Inc. common stock held by the Plan as of December 31, 2007 and 2006 represent approximately 1.3% and 1.2% each year, respectively, of the Corporation's outstanding shares as of December 31, 2007 and 2006.

     Profit sharing contributions of $119,882 and $124,926 were paid to the Plan by First Federal of Northern Michigan Bancorp, Inc. for the periods ended December 31, 2007 and 2006.

     As  of  December  31,  the  Plan  held  the   following   party-in-interest
     investments (at fair value):

                                                          2007          2006
                                                        ---------     ---------
    First Federal of Northern Michigan Bancorp, Inc.
      common stock; 42,441 and 39,137 shares in
      2007 and 2006, respectively                      $ 321,381     $ 369,538
    Participant loans                                     95,818        93,869

    NOTE 6 -- PLAN TERMINATION

     Although the Company has not been expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan termination, participants would become 100% vested in employer contributions allocated to their account.

                       FIRST FEDERAL OF NORTHERN MICHIGAN
                   EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    NOTE 7 -- TERMINATED PARTICIPANTS

     At December 31, 2007 and 2006, there were no participants that elected to withdraw from the Plan and had not been paid prior to the end of the year.

    NOTE 8 -- TAX STATUS

     In January, 2001, the Plan received from the Internal Revenue Service (IRS) a favorable determination that the Plan, as amended and restated effective August, 2000, met the requirements of Section 401 of the Code. The Plan has been amended and restated since receiving the determination letter and a new determination letter request will be filed prior to the expiration of the Plan's Remedial Amendment Period on January 31, 2009 under the IRS's new determination letter program. The Company and the plan administrator believe that the Plan is currently designed and operated in material compliance with the applicable requirements of the Internal Revenue Code and that the Plan and related Trust continue to be tax-exempt. The Trust established under the Plan will generally be exempt from federal income taxes under Section 501(a) of the Code; Company contributions paid to the Trust under the Plan will be allowable federal income tax deductions of the Company subject to the conditions and limitations of Section 404 of the Code; and the Plan meets the requirements of Section 401(k) of the Code allowing pretax contributions to be exempt from federal income tax at the time such contributions are made, provided that in operation the Plan and Trust meet the applicable provisions of the Code.

     Company matching contributions to the Plan on a participant's behalf, the participant's pretax contributions, and the earnings thereon generally are not taxable to the participant until such Company matching contributions, pretax contributions, and earnings from investments are distributed or withdrawn. A loan from a participant's account generally will not represent a taxable distribution if the loan is repaid in a timely manner and does not exceed certain limitations.

    NOTE 9 -- RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                          December 31,
                                                                              2007
                                                                          ------------
    Net assets available for benefits per the financial statements         $2,333,219
    Less:  adjustment from fair value to contract value for fully
      benefit-responsive investment contracts                                  (1,649)
                                                                           ----------
    Net assets available for benefits per the Form 5500                    $2,331,570
                                                                           ==========

                       FIRST FEDERAL OF NORTHERN MICHIGAN
                   EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    NOTE 9 -- RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (Continued)

    The following is a reconciliation of investment income per the financial statements to the Form 5500:

                                                                                   December 31,
                                                                                      2007
                                                                                   ---------
    Total investment income per the financial statements                           $  82,089
    Add:  Change in adjustment from fair value to contract value for fully
      benefit-responsive investment contracts                                          2,509
                                                                                   ---------
    Total investment income per the Form 5500                                      $  84,598
                                                                                   =========

    NOTE 10 -- PLAN AMENDMENTS

     Effective January 1, 2006, the Plan was amended and restated to reduce the eligibility requirement for participation in the Plan from one year to six months. There were no plan amendments during the 2007 plan year.

                        REQUIRED SUPPLEMENTARY SCHEDULES


                       FIRST FEDERAL OF NORTHERN MICHIGAN
                   EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

                           EIN 38-3206228, Plan # 003

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2007
--------------------------------------------------------------------------------------------------------------------------------
 (a)                         (b)                                             (c)                        (d)            (e)
                                                                  Description of Investment
                                                                Including Maturity Date, Rate
                Identity of Issuer, Borrower,                  of Interest, Collateral, Par or
                  Lessor, or Similar Party                              Maturity Value                  Cost      Current Value
---------------------------------------------------------------------------------------------------------------------------------
 CASH
      Bankers Trust                                        Interest Bearing Cash - Cash Account           #             $ 18,859
 POOLED SEPARATE ACCOUNTS

  *   Principal Life Insurance Company                     Principal Bond and Mtg Sep Acct                #               30,368
  *   Principal Life Insurance Company                     Principal  LG Co Growth Sep Acct               #              225,700
  *   Principal Life Insurance Company                     Principal Lifetm Str Inc Sep Acct              #                   37
  *   Principal Life Insurance Company                     Principal Lifetm 2010 Sep Acct                 #               30,084
  *   Principal Life Insurance Company                     Principal Lifetm 2020 Sep Acct                 #              154,754
  *   Principal Life Insurance Company                     Principal Lifetm 2030 Sep Acct                 #               39,805
  *   Principal Life Insurance Company                     Principal Lifetm 2040 Sep Acct                 #               56,186
  *   Principal Life Insurance Company                     Principal Lifetm 2050 Sep Acct                 #                3,116
  *   Principal Life Insurance Company                     Principal Ptnrs Lg-Cap Value II SA             #               55,753
  *   Principal Life Insurance Company                     Principal Ptr Md-CP Value I Sep Acct           #               67,487
  *   Principal Life Insurance Company                     Principal U.S. Property Sep Acct               #              106,548
  *   Principal Life Insurance Company                     Principal Disc Lg Co Blend Sep Acct            #              230,161
  *   Principal Life Insurance Company                     Principal Mid Cap Stk Idx Sep Acct             #              141,316
  *   Principal Life Insurance Company                     Principal Ptnr Md-CP Gr II Sep Acct            #               59,114
  *   Principal Life Insurance Company                     Principal Ptr Sm-CP Gr II Sep Acct             #               41,535
  *   Principal Life Insurance Company                     Principal Sm Cap Co Value Sep Acct             #               43,015
  *   Principal Life Insurance Company                     Principal Sm Cap Stk Idx Sep Acct              #               24,096
  *   Principal Life Insurance Company                     Principal Intl Em Mkt Sep Acct                 #              212,614
                                                                                                                      ----------
                                                                                                                       1,521,689
 COMMON STOCK
  *   First Federal of Northern Michigan Bancorp, Inc.     Employer common stock                          #              321,381

COMMON COLLECTIVE TRUSTS
      Union Bond & Trust Company                          Principal Stable Value Fund                     #              253,941

PARTICIPANT LOANS
  *   Participant Loans                                   Rates Range From 5.00% to 9.25%                 #               95,818
                                                                                                                      ----------
                                                                                                                      $2,211,688
                                                                                                                      ==========

*    Indicates a party-in-interest to the Plan.

# Investments are participant directed, therefore historical cost is not required.

                       FIRST FEDERAL OF NORTHERN MICHIGAN
                   EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

                           EIN 38-3206228, Plan # 003

            Schedule H, Line 4j - Schedule of Reportable Transactions

                                December 31, 2007
------------------------------------------------------------------------------------------------------------------------------------
                                               (A)                (B)               (C)               (D)               (E)
                                          Total Number       Total Number       Total Value       Total Value        Net Gain/
         Description of Asset             of Purchases         of Sales        of Purchases        of Sales             Loss
------------------------------------------------------------------------------------------------------------------------------------

Pooled Separate Accounts
  Principal Intl EM Mkts Sep Acct                     79                          $102,680.25                          $         -

Pooled Separate Accounts
  Principal Intl EM Mkts Sep Acct                                        57                         $ 22,046.21         $ 5,661.71



                            SIGNATURE OF PLAN TRUSTEE


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        FIRST FEDERAL OF NORTHERN MICHIGAN
                                        EMPLOYEES' SAVINGS & PROFIT SHARING PLAN




Date: June 17, 2008               By:    /s/ Amy E. Essex
                                Name:    Amy Essex
                                Title:   Chief Financial Officer,
                                         First Federal of Northern
                                           Michigan Bancorp, Inc.